October 9, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (949) 614-0701

Mr. Paul Anthony, CFO
Auxilio, Inc.
27401 Los Altos, Suite 100
Mission Viejo, CA   92691

RE: **Auxilio, Inc.**
          File No. 000-27507
          Form 10-KSB for the year ended December 31, 2006
          Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Dear Mr. Anthony:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                           Sincerely,

                            Linda van Doorn
                            Senior Assistant Chief Accountant